UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013

Woori Finance Holdings Co., Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Disclosure regarding the participation to purchase unsubscribed shares of Kumho
Investment Bank

On June 13, 2013, Woori Finance Holdings Co., Ltd. (the “Company”) disclosed that the Company will not participate in the proposed public offering of unsubscribed Kumho Investment Bank shares if subscriptions by investors other than the Company exceed 200,000,000 shares immediately prior to the subscription deadline, as in such case the Company expects that it will not be able to obtain a 30% or above shareholding (i.e., the minimum percentage required for subsidiary treatment under Article 43-2(1) of the Financial Holding Companies
Act of Korea) in Kumho Investment Bank.

The Company currently does not hold any shares or subscription rights of Kumho
Investment Bank.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.

Date: June 13, 2013	By:	/s/ Woo Seok Seong
	Name:	Woo Seok Seong
	Title:	Managing Director